UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cardica, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14141R309
(CUSIP Number)

Robert Yin
Sutter Hill Ventures
755 Page Mill Rd., Suite A-200
Palo Alto, CA  94304
650-493-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R309

1.	Names of Reporting Persons Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 296,614*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 296,614*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 296,614

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) PN

____________________________
* See Note 1 on Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,782*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 100,782*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 397,396

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 3 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,711*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 70,711*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 367,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 4 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,494*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 22,494*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 319,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 5 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,610*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 20,610*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,224

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 6 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,947*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 21,947*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 318,561

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 7 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,264*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 4,264*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,878

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 8 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. 14141R309

1.	Names of Reporting Persons Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,264*

	8.	Shared Voting Power 296,614**

	9.	Sole Dispositive Power 4,264*

	10.	Shared Dispositive Power 296,614**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,878

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) IN

____________________________
* See Note 9 on Appendix A.
** Includes shares owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

Explanatory Note:

This Schedule 13D/A (the “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2013 (the “Original Schedule 13D”) to report the distribution of shares of Common Stock of the Issuer by SHV (as defined below) to the managing members of its general partner in accordance with the terms of its partnership agreement. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

The share ownership reported herein gives effect to a one-for-ten reverse stock split of the Issuer’s Common Stock effected on February 17, 2016.

Item 2.	Identity and Background
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
(a)

This Schedule is filed by Sutter Hill Ventures, a California Limited Partnership (“SHV”), William H. Younger, Jr., Tench Coxe, James N. White, Jeffrey W. Bird, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III  (collectively, the “Reporting Persons”).

	(b)	The business address for each of the Reporting Persons is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.
(c)
SHV’s principal business is venture capital investing.  The other Reporting Persons’ present principal occupation or employment is serving as a managing director of the general partner of SHV. The principal business address of the organization in which such employment is conducted is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.

(d)
and (e)  None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	SHV is a California limited partnership. Each of the other Reporting Persons is a U.S. citizen except Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 26, 2016, in accordance with the terms of the its partnership agreement, SHV distributed 44,665 shares of the Issuer’s Common Stock to the managing directors of its general partner.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) — (b) The responses to Nos. 7 — 13 of the several cover pages of the Schedule are incorporated herein by reference. Additionally, the information included in Appendix A hereto is also incorporated herein by reference.

(c) As a result of the distribution by SHV on February 26, 2016, the following Reporting Persons received the following shares:

Reporting Person	Number of Shares Received in Distribution
William H. Younger, Jr.	56
Tench Coxe	2,654
James N. White	6,084
Jeffrey W. Bird	6,948
Michael L. Speiser	21,099
Stefan A. Dyckerhoff	2,421
Samuel J. Pullara III	2,421

Except as set forth above, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) The Reporting Persons know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e) As of February 26, 2016, the Reporting Persons no longer beneficially owned 5% of the Issuer’s outstanding Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2016	SUTTER HILL VENTURES, A CALIFORNIA LIMITED
Date	PARTNERSHIP

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr., managing director of the general partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

APPENDIX A TO SCHEDULE 13D - CARDICA, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, a California Limited Partnership	296,614	Note 1			3.3%

William H. Younger, Jr.	100,782	Note 3			1.1%
			397,396	Note 2	4.5%

Tench Coxe	70,711	Note 4			0.8%
			367,325	Note 2	4.1%

James N. White	22,494	Note 5			0.3%
			319,108	Note 2	3.6%

Jeffrey W. Bird	20,610	Note 6			0.2%
			317,224	Note 2	3.6%

Michael L. Speiser	21,947	Note 7			0.2%
			318,561	Note 2	3.6%

Stefan A. Dyckerhoff	4,264	Note 8			0.0%
			300,878	Note 2	3.4%

Samuel J. Pullara III	4,264	Note 9			0.0%
			300,878	Note 2	3.4%

____________________________
Note 1:  Comprised of 296,614 common shares held directly by Sutter Hill Ventures, a California Limited Partnership (“SHV”).

Note 2:  Includes individual shares plus all shares held by SHV.  The individual is a managing director of the general partner of SHV.

Note 3:  Comprised of 26,468 shares held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 17,286 shares held by a retirement trust for the benefit of the reporting person, 44,415 shares held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the general partner, 12,613 shares of director’s options which are fully vested and exercisable within 60 days after February 26, 2016.

Note 4:  Comprised of 26,390 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 35,815 shares held by a retirement trust for the benefit of the reporting person, 2,169 shares held in The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 6,337 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the general partner.

Note 5: Comprised of 22,187 shares held in The White Revocable Trust of which the reporting person is a trustee and 307 shares held by a retirement trust for the benefit of the reporting person.

Note 6: Comprised of 20,610 shares held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee.

Note 7: Comprised of 21,867 shares held in the Speiser Trust Agreement of which the reporting person is a trustee and 80 shares held by a retirement trust for the benefit of the reporting person.

Note 8: Comprised of 4,264 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 9: Comprised of 4,264 shares held in The Pullara Revocable Trust of which the reporting person is a trustee.